THE RBB FUND, INC.

Bellevue Corporate Center

301 Bellevue Parkway

Wilmington, Delaware 19809

May 21, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             The RBB Fund, Inc. (the “Company”)/Proxy Materials

(1933 Act Registration No. 33-20827) (1940 Act Registration No. 811-5518)

Ladies and Gentlemen:

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Materials for the Company.  The Company further acknowledges that staff comments or changes to disclosure in response to staff comments on the Preliminary Proxy Materials may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Proxy Materials.  The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

The RBB Fund, Inc.

By:	/s/ Salvatore Faia
Salvatore Faia
President

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

May 15, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:  Kim Browning

Re:                             The RBB Fund, Inc. (Registration No. 33-20827/811-5518) —

Response to Examiner Comments on Preliminary Proxy Materials

Dear Ms. Browning:

This letter responds to your comment on the above-referenced Preliminary Proxy Materials filed on April 29, 2013 in connection with an Special Meeting of Shareholders of the Robeco Investment Funds (collectively, the “Funds”) of The RBB Fund, Inc. (the “Company”) being held to being held to approve a new investment advisory agreement between the Company, on behalf of the Funds, and Robeco Investment Management, Inc., and to transact such other business as may properly come before the meeting or any adjournment thereof.

1.                                      Comment:  In the section entitled “Important Information,” please consider adding a table showing the advisory fee pursuant to both the current and new advisory agreements.

Response: Registrant will revise the proxy statement as requested.

2.                                      Comment:  In the President’s letter to shareholders, please replace the phrase “we do not believe” in the last sentence with more declarative language.

Response: Registrant will revise the proxy statement as requested.

3.                                      Comment:  Please confirm that all material differences between the current and new advisory agreements are disclosed.

Response: Registrant confirms that all material differences between the current and new advisory agreements are disclosed.

4.                                      Comment:  Please conform the language regarding the advisory fees under the new advisory agreement being identical to the advisory fees under the current advisory agreements so that the same disclosure is used throughout.

Response: Registrant will revise the proxy statement as requested.

5.                                      Comment:  Please confirm that all disclosure required by Item 4 of Schedule 14A is included in the proxy statement.

Response: Registrant is satisfied that all disclosure required by Item 4 of Schedule 14A is included in the proxy statement.

6.                                      Comment:  In the section entitled “Important Information,” please add disclosure regarding who will pay the costs of the proxy solicitation.

Response: Registrant will revise the proxy statement as requested.

7.                                      Comment:  Please add disclosure to the proxy statement stating that there will be no changes in the services provided under the new advisory agreement as compared to the services provided under the current advisory agreements.

Response: Registrant will revise the proxy statement as requested.

8.                                      Comment:  In the section entitled “Important Information,” please add disclosure regarding each Fund’s ability to operate pursuant to an interim advisory agreement and regarding the term of each such interim advisory agreement.

Response: Registrant will revise the proxy statement as requested.

9.                                      Comment:  Please add disclosure regarding the earliest expected closing date of the Transaction.

Response: Registrant will revise the proxy statement as requested.

10.                               Comment:  If accurate, please add disclosure to the proxy statement that the Funds’ Board found that the Transaction will not result in an “unfair burden.”

Response: Registrant will revise the proxy statement as requested.

11.                               Comment:  Please add specific disclosure stating that each condition of Rule 15a-4 was met with respect to the interim advisory agreements.

Response: Registrant will revise the proxy statement as requested.

*   *   *

We trust that the foregoing is responsive to your comment.  Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann